October 13, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:        Nicor Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 10, 2010
File Number 001-07297

Dear Mr. Owings:

On behalf of Nicor Inc. (“Nicor” or the “Company”) I am submitting our responses to your letter dated October 6, 2010 addressed to Mr. Russ M. Strobel.  Your October 6, 2010 letter commented on the Company’s letter to you dated September 20, 2010, which responded to your initial comment letter to the Company dated August 23, 2010. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

Nicor Inc. Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Financial Condition and Liquidity, page 27

1.
We note your response to comment four in our letter dated August 23, 2010. Please also briefly provide the facts relied upon to make the 4(2) exemption available. Please see Item 701(d) of Regulation S-K.

Response:
In determining that each of these two series of bonds qualified for a Section 4(2) exemption, the Company relied on the following facts. Each of these two series of bonds was offered only to a limited number of large institutional investors. Each institutional investor that purchased the bonds represented to the Company that it was purchasing the bonds for its own account and not with a view to distribute them. In future filings in which disclosure of these bond issuances is required by Item 701 of Regulation S-K, Nicor will describe the facts relied upon to make the Section 4(2) exemption available.

Definitive Proxy Statement on Schedule 14A filed March 10, 2010

Compensation Discussion and Analysis, page 15

Setting of Compensation, page 17

2.
We note your response to comment 13 in our letter dated August 23, 2010. Based on your statement that “[t]his data is used in order to determine the competitive market information used to establish the total target compensation,” it appears that your use of this data goes beyond review or consideration of such information for a more general purpose and rather, constitutes benchmarking. We note your indication that the companies contained in the surveys and their specific underlying data were not disclosed to Nicor, however, that does not impact whether or not you benchmarked any element of your compensation; it simply means that you were not aware of the underlying components of the benchmark you utilized. Accordingly, please clearly state, if true, that you neither review nor know the individual company data underlying the aggregate data. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response:
Nicor confirms that it neither reviewed nor knew the individual company data underlying the aggregate data presented to it by Towers Watson as described in the fourth full paragraph on page 17 of the Proxy Statement.

**********

If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (630) 388-3507.

Sincerely,

/s/ NEIL J.MALONEY

Neil J. Maloney
Associate General Counsel